Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: August 25, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On August 25, 2025, ReserveOne made the below communication on its X account.

On August 25, 2025, Sebastian Bea, President and Chief Investment Officer of ReserveOne, made the below communications on his X account.

On August 25, 2025, ReserveOne posted a video on its LinkedIn account, featuring Sebastian Bea, President and Chief Investment Officer of ReserveOne. Sebastian Bea, President and Chief Investment Officer of ReserveOne, also posted the video on his X account. The transcript is below.

Sebastian Bea: Well, it's supposed to be a quiet week after Jackson Hole and we do have Labor Day coming up. But don't get lulled into a false sense of security. Welcome back to the Investment Desk by Reserve One. I'm Sebastian Bea, your president and CIO of Reserve One.

This week we're focused on three things in terms of economics. Don't leave early on Thursday. Number two, seasonality. We're leaving August headed to September and October that might matter. And number three, on rates. We're going to focus a little bit more on real rates and some of the history and look at the more most recent cycle. All right, so let's dive into the economic side of things. First of all, it is supposed to be a quiet week.

We did of course have the Jackson Hole symposium last week and there Chairman Powell of the Fed did of course discuss the change in the balance of risks around employment. And that then led to an expectation that policy could be due for a change. That means that this Thursday's weekly jobless claims might have a little bit more important. So stick around for those that they could be slightly more important given obviously the upcoming September meeting for the Fed. Now on a related note, Waller will be speaking at the Economic Club of Miami. That is one of the Fed governors. The link to watch that is actually available live on YouTube so you just have to search for that. But we do think on Thursday you could get a little bit more information around where the job market is headed and therefore where the rate market may be going.

All right, so we'll touch on seasonality in a moment. I guess before that I wanted to address the obvious volatility that we saw last weekend. There was a big sale of bitcoin, 24,000 bitcoin that drove some liquidations after we had seen, you know, a big a rather a good move up on the back of Powell's commentary. Bitcoin has of course retraced this afternoon. I see Bitcoin around 112k ETH around 4600 ETH actually almost nearly touched 5000 over the weekend. So definitely this continued theme of a, of a peak perhaps in bitcoin dominance and a potential trend of outperformance for large cap altcoins seemingly still in play. There is also maybe some gamesmanship going on in terms of positioning in front of the Asia Bitcoin Conference which is coming up August 28th and 29th. I think that's Thursday and Friday while maybe the last week of vacation here in, in the US, they are definitely back to business in Asia. And it looks like that that event could have one of the biggest groupings of folks in the, in the bitcoin space outside of what of course happened in Vegas not that long ago with the bitcoin conference. So watching for what will come of that.

And then we're looking again at seasonality. So for those that have not used Bloomberg, SEAG is the function for seasonality and it's meant to actually graph functionality. So SEA seasonality, G graph, one of my favorite old tools. It is not science, but it is definitely important for how investors and traders think about what they're going to do with their crypto. And in particular it's important now. So let me just pull this up here if I can get this done and give you a sense of how pronounced the seasonality can be and why it might matter to traders in the short term. Okay, so I'm going to guide you through this chart before I give you more information about it. So what you see here is a heat map. Red is down, green is up. And the brighter the green, the higher the return, the darker the, the lighter the red, I should say, the more negative the return. So what you see here is I've done this SEAG function for 10 years and now at the top I've got the 10 year average. And what you see is on average in the last 10 years, 10 out of the 12 months are positive. Now March, maybe only barely so same thing with June, but only, only January and September have on average been negative returning months in dollars for investors in bitcoin. Now if you just stay on this top row and why we're talking about this, obviously we're headed into a squishier historical period for bitcoin in September. And you can see what these months look like. It was a losing streak of 17, 18, 19, 20, 21, 22, five years in a row of negative performance only broken up more recently. But what you see over for October is pretty notable. So this is, at least for the case of bitcoin, historically been the best month for bitcoin. On average, bitcoin has delivered a 22.51% return gross to investors. And you can see what the, what the months look like here. So of course history is not a predictor of future returns. And this is not financial advice, but it is an interesting factoid of the market if for those that are in the industry, you know that sometimes October is referred to as October. And this is why. Let's go quickly before we talk about rates to look at seasonality for Ethereum. So obviously less time here for the asset, but worth looking through it. It's pretty interesting. What you do see is in the case of, for October, a similar feature here where October tends to be positive for Ethereum. So perhaps this trend is telling us more generally about risk-taking in crypto for crypto investors. And September has been negative. Now what you'll also notice though is that the, the biggest, the best and worst months are actually found elsewhere in the calendar. It has been April actually historically for Ethereum that's been a bit better. And the worst is by far June down 12 and a half. Okay, I was able to share my screen and nothing broke. So that's a good start to things.

Let's jump on to our last topic, which is rates and hopefully I'm able to pull up my other chart for this. So with rates we're, we're focused on rates and regs because we think rates and regs are the two big drivers that are seemingly coming together in Q4 to potentially drive this, this newer asset class. When we talk about rates, we're really thinking about real rates, which I'm going to go into detail in a bit. We're thinking about regulations, we're thinking more broadly about legislation, new laws and regulations that can help to drive clarity around assets and then the use of those assets, which then drives blockchain profitability and potential valuations. All right, so what we want to do here is start to think a little bit more about real rates and real yields. So in particular on Bloomberg, there's a ticker GTI10GOV and that is the generic ticker for the 10 year US treasury inflation bonds, otherwise known as TIPS. Okay, so we're looking at TIPS and we're looking at a continuous time series of real yields by stringing these together to get a sense of what did happen for real yields, what was the market demanding in terms of real yields, and when those yields started to go up or down, what happened to both gold and bitcoin? So I'm going to try to share my screen again. Famous last words here. Aha. Here it is. Okay, and where did it go? Ah, there we are. Okay, so what we're trying to show here is a relationship that is quite important and intuitive, that may be important in terms of thinking about how returns could play out for gold and bitcoin in the coming years. Now just to back up, we look at real yields, because it's a very simple idea.

If real yields are lower, it tends to be that lower, that assets with no or very little nominal yield, like gold, tend to be a little bit easier to buy in a marketplace because the, the opportunity cost is lower. And if you're a lever trader, it's easier to get leverage on to get speculatively long assets that have no yield. So what I'm showing you here in this circle is quite important. So I'm going to take you back to 2018. And you can see here the decline in the yield here going from approximately 1% to approximately negative 1% from 2018 to right around the end of 2020. Now, this period is really, really important because this is what we would have expected to see, which is when you, when you force real yields negative, you force investors to start to take real risk, to take more risk. And that's indeed what we saw with gold. Now, XAU is the ticker for gold on Bloomberg to show you the gold prices around 1280 bucks as of the end of 2018. At the same time, the real yields were approximately 1%. And then when real, when real yields were pushed deeply negative, in part because of the COVID policy, what happened with gold? Well, gold, and this is an inverse scale here, gold went from 1200 or 1300 to approximately 1900. And you can see it here. So a very strong return for gold. What did bitcoin do? Great question. So bitcoin was around 3,600 bucks at the end of 2018. And when we took real, we took real yields from 1% to negative 1%. Bitcoin went to about 29k. So that was a 10x return. So we care about this sort of decline in real yields. Now, what's been very interesting, this more recent cycle is what you see, from 2022 onwards, we have been in an environment where really yields have been up, not down. And even still, given that, what have we seen with gold and bitcoin, they've gone up, not down. It's a little harder to see here. But in the period where real yields went from negative 1% to now, this higher level of approximately 1.86%. Right. What is what has happened? Well, gold has gone to 3300 bucks, and of course, bitcoin's around 115k. So that's what we see. Now the question is, is if we are going to take real yields down again, which it sounds like we might be at the beginning of such a cycle, what is that going to do for gold and bitcoin and knowing nothing else we would expect, as we saw in prior cycles, and here you go is 2010 to 2012, you see this downward move in gold is an increase in price, right? As real yields are going negative. There's a pretty good relationship here. That makes sense, economic sense, it hasn't played out in the last three years. But as we do take real yields lower, which is, which is now the expectation after, after Fed Powell, Chairman Powell spoke. We're looking very acutely at this because there's a lot of room under this chart to take real yields lower based on a historical basis. And if, and even though gold and bitcoin are, you know, at, you know, very, very strong levels in terms of price more very close to an all time high for bitcoin, the question is reasonably to be asked, what is that? What is this going to mean if we enter a real cycle where we're cutting rates?

What is, what is going to happen with gold and bitcoin? So this is what we're focused on this week. This will be something we'll be coming back to on an ongoing basis, hopefully.

This has been interesting. If you have feedback, positive or negative, please let us know and we'll see you next week.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and Pubco, expected operating costs of Pubco, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and M3-Brigade, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3 Brigade or any other person that the events or circumstances described in such statement are material.

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